UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number 1-9753

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Eagle US 2 LLC Employee Savings Plan for

Certain Collective Bargaining Employees

(referred to herein as the “Plan”)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Axiall Corporation

Suite 1200

1000 Abernathy Rd, NE
Atlanta, Georgia 30328
(770) 395-4500

Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees

Financial Statements as of December 31, 2014 and 2013 and for the Year Ended December 31, 2014, Supplemental Schedule as of December 31, 2014, and Report of Independent Registered Public Accounting Firm

Axiall Corporation

Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees

NOTE: All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

EXHIBITS:

23—Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of

Eagle 2 US LLC Employee Savings Plan for Certain Collective Bargaining Employees

We have audited the accompanying statements of net assets available for benefits of the Eagle 2 US LLC Employee Savings Plan for Certain Collective Bargaining Employees as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule of assets (held at end of year) is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule of assets (held at end of year) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule of assets (held at end of year). In forming our opinion on the supplemental schedule of assets (held at end of year), we evaluated whether the supplemental schedule of assets (held at end of year), including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Babush, Neiman, Kornman & Johnson, LLP

Atlanta, Georgia

June 15, 2015

Axiall Corporation

Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees

Statements of Net Assets Available for Benefits

As of December 31, 2014 and 2013

	December 31,
	2014	2013
ASSETS
Cash	$225	$26
Total investments at fair value	38,811,919	31,267,442
Receivables:
Company contributions receivables, net	108,683	34,876
Notes receivable from participants	2,165,352	2,189,460
Total receivables	2,274,035	2,224,336
Net assets available for benefits at fair value	41,086,179	33,491,804
Adjustment from fair value to contract value for fully benefit-responsive stable value trust fund (Note 2)	(102,277)	(61,303)
Net assets available for benefits	$40,983,902	$33,430,501

See accompanying notes to financial statements.

Axiall Corporation

Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

December 31,
2014
ADDITIONS TO NET ASSETS:
Interest and dividends	$1,180,962

Contributions:
Participants	5,201,557
Company	3,100,144
Rollovers	593,583
Total contributions	8,895,284

Net appreciation in the fair value of investments	475,119
Interest on participant loans	98,084
Total additions	10,649,449

DEDUCTIONS FROM NET ASSETS:
Distributions and withdrawals for participants	(2,687,629)
Transaction fees	(19,079)
Transfers to affiliate plan	(389,340)
Total deductions	(3,096,048)

NET INCREASE IN NET ASSETS	7,553,401

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	33,430,501
End of year	$40,983,902

See accompanying notes to financial statements.

Axiall Corporation

Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees

Notes to the Financial Statements

As of December 31, 2014 and 2013 and for the Year Ended December 31, 2014

1. PLAN DESCRIPTION

The following description of the Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees (the “Plan”) provides only general information pertaining to the Plan. Participants should refer to the official Plan document for complete information.

General — On January 28, 2013, Axiall Corporation acquired substantially all of the assets and liabilities of PPG Industries, Inc.’s (“PPG”) business relating to the production of chlorine, caustic soda and related chemicals (the “Merged Business”), through a merger between a subsidiary of PPG and a subsidiary of the Company (the “Merger”). In conjunction with the Merger, effective as of January 28, 2013, the Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees was created to provide defined contribution retirement benefits to certain union employees of the Merged Business covered by collective bargaining agreements. The Merger did not affect any other aspects of the Plan during the year ended December 31, 2013.

The sponsorship of the Plan is Eagle US 2 LLC.  References to the “Company” or “we” are to Axiall Corporation or Eagle US 2 LLC, as the context may require.

Effective as of January 1, 2014, the employer contributions to the Defined Contribution Retirement Program are determined, and made, on a yearly basis for participants of the Natrium facility and continue to be made on a monthly basis for participants at the Lake Charles facility. Effective as of February 1, 2014, the following material modifications of the Plan became effective for the participants: i) the automatic enrollment feature was eliminated; ii) after-tax regular or traditional contributions are no longer permitted; iii) the maximum employee contribution increased from 50 percent to 100 percent of eligible compensation; and iv) the employer matching contribution increased to 100 percent of the employee contribution equal to the first 3 percent of actual total pay, which includes overtime, plus 50 percent of the employee contributions equal to the next 2 percent of actual total pay, resulting in maximum employer matching contributions of up to 4 percent of actual total pay.

The Plan is a defined contribution plan of which Bank of America, N.A. (the “Trustee”) serves as the trustee. The Plan covers collective bargaining employees of the Merged Business where the collectively bargained agreement provides for participation in the Plan, excluding casual employees, co-operative education students, contract workers, consultants and independent contractors. Specifically, the Plan covers employees represented by the International Chemical Worker’s Union Council, Local 45C at the Natrium Plant in New Martinsville, West Virginia and employees represented by Local Lodge 470 of District 161, International Association of Machinists and Aerospace Workers at the Lake Charles Plant in Lake Charles, Louisiana. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participants may elect to invest a portion of their accounts in the Company’s common stock fund. That investment may occur either through the profit sharing component of the Plan or through the employee stock ownership plan (“ESOP”) component of the Plan. The ESOP component of the Plan is designed to qualify as a stock bonus plan for federal income tax purposes.

Employee and Employer Matching Contributions — Participants may elect to contribute in 1 percent increments, a percentage of their eligible compensation as defined in the Plan, and subject to limitations of the Internal Revenue Code of 1986, as amended (“IRC”). Contributions may be made: i)

on a pre-tax basis; ii) on an after-tax basis (before January 31, 2014); and iii), on a Roth 401(k) after-tax contribution basis, up to 50 percent (100 percent effective February 1, 2014). Until January 31, 2014, new hires who were eligible participants and who did not file an elective deferral or savings election were automatically enrolled in the Plan, per the administrative procedures established by the Plan administrator. These automatically enrolled participants were deemed to have elected to defer 4 percent of their eligible compensation. The default contributions have been invested in the Plan’s default fund. Unless a participant elected otherwise, the before-tax contribution rate was automatically increased on the participant’s anniversary date by 2 percent each year thereafter, up to a maximum of 10 percent of the participant’s eligible compensation. Participants could elect to change their contribution percentage on a monthly basis, as of the first day of any month. This “automatic enrollment” feature of the Plan ended as of February 1, 2014.

Eligible employees who will attain at least age of 50 before the end of the Plan year, are eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. Prior to February 1, 2014, catch-up contributions were not eligible for the employer matching contributions.

Effective as of February 1, 2014, the Company’s matching contributions are equal to 100 percent of the employee’s contributions up to the first 3 percent of eligible compensation and 50 percent of the next 2 percent of the employee’s contributions of eligible compensation.  Prior to January 31, 2014, the Company’s matching contributions were equal to 75 percent of the employee’s contributions, up to 6 percent of eligible compensation.

The investments of all contributions are participant-directed. Participants may change their investment elections at any time. Matching contributions are fully vested and nonforfeitable and shall be subject to the withdrawal restrictions.

Employer Discretionary Contributions — Eligible employees of the Merged Business who are covered by collective bargaining agreements at the Company’s Natrium and Lake Charles plants (excluding employees who are eligible to participate in the Eagle US 2 LLC Retirement Pension Plan and employees designated as utility crew), are eligible to participate in the Employer Discretionary Contributions feature of the Plan. The Company discretionary contribution is 2 percent to 5 percent of the participant’s eligible compensation, as defined by the Plan, depending on the participant’s age and service at the end of each plan year.  Effective January 1, 2016, the Company will increase its discretionary contributions to a range of between 3 percent and 7 percent for participants in the Lake Chales plant, as disclosed in Note 8 of the Notes to the Financial Statements.

An eligible participant, who separates from service with the Company and its affiliated companies by reason of retirement, death or disability or who completes at least three years of Vesting Service is deemed fully vested in the Employer Discretionary Contribution. Vesting Service is the sum of the number of years of “Vesting Service” under the PPG Industries, Inc. Defined Contribution Retirement Plan for Employees Covered by Collective Bargaining Agreements and the PPG Industries, Inc. Defined Contribution Retirement Plan for Employees Covered by the Collective Bargaining Agreement between PPG and the International Association of Machinists and Aerospace Workers, Local Lodge 470 of District 161, as of the effective date of the Plan plus the period of the participant’s employment with the Company and any affiliated companies after the effective date. If the participant’s employment with the Company and its affiliated companies terminates and the employee is rehired within one year, the Vesting Service that was completed before the participant’s employment terminated will be restored immediately. If the employee is rehired more than one year after employment terminates, the prior Vesting Service will be restored only after the employee has completed at least twelve months of benefit service, as defined in the Plan, following the rehire date.

Investment Funds — Assets held in the Plan as of December 31, 2014 and 2013 are invested by the Trustee in any of the following investment fund options, offered by the Plan, as directed by participants and/or Plan management:

a.              American Funds Europacific Growth Fund — Class A

b.              Axiall Employer Stock Fund

c.               Boulder Growth and Income Fund

d.              Conestoga Small Capital Growth Fund

e.               Dodge & Cox Stock Fund

f.                Harbor Capital Appreciation Fund — Class I

g.               Invesco Stable Value Trust

h.              T. Rowe Price Retirement Income Fund

i.                  T. Rowe Price Retirement 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055 Funds — Retail Class

j.                 Vanguard Institutional Index Fund — Institutional Shares

k.              Vanguard Wellington Fund — Admiral Shares

l.                  Wells Fargo Advantage Core Bond Fund

m.          William Blair Small Capital Value Fund — Class I

Benefits/Distributions — Generally, upon termination of service due to death, disability, retirement, or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The participant may also elect to roll over his or her account into an Individual Retirement Account (“IRA”) or another company’s retirement plan, or leave it in the Plan as long as the value of the account exceeds $1,000 (effective as of February 1, 2014).  If the participant’s balance is $1,000 (effective as of February 1, 2014) or less, the Company has the authority to distribute the balance to the participant in a single lump-sum payment. A participant may make withdrawals from his or her elective contribution account balance after reaching age 59½ and must begin receiving distributions at age 70½ if the participant has terminated employment by that time.

The Plan also allows participants to withdraw funds from the Plan in the event of financial hardship, as defined by IRS regulations. Such permissible hardship conditions include purchasing a primary residence, paying post-high-school tuition costs for the participant or dependents, burial or funeral expenses for a participant’s parents, spouse, children or dependents, paying certain medical expenses, preventing eviction from, or foreclosure of the mortgage on a participant’s primary residence, or paying expenses for the repair of casualty-type damages to the participant’s principal residence.

Participant Loans — Participants may borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 (minus the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the date when the loan was made) or 50 percent of his/her vested account balance. Loans are secured by the participant’s account balance and bear interest at a fixed rate over the life of the loan. Interest rates are based on the prime interest rate plus 1 percent at the time the loan is approved, and ranged from 4.25 percent to 9.25 percent at both December 31, 2014 and 2013. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan. Participants may have up to two loans outstanding at any time. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be longer.

Participant Accounts — Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, allocations of Company contributions and investment income and charged with withdrawals, allocations of investment losses and investment manager expenses. Allocations of investment income (loss) and investment manager expenses are based on participant account balances, as provided in the Plan document. The benefits to which participants are entitled are the benefits that could be provided from the participant’s vested account balance.

Administrative Expenses — Administrative expenses, including Trustee fees, are borne by the Company after application of any available revenue sharing. Transaction fees for investment trades are borne by the Plan.

Forfeitures — Allocations of forfeitures are used to reduce future employer contributions to the Plan.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants become 100 percent vested in all Company contributions regardless of length of service. In addition, any unallocated plan funds will be allocated to the appropriate accounts of Plan participants and beneficiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and are presented on the accrual basis of accounting.

Use of Estimates and Risks and Uncertainties — The preparation of the financial statements in conformity with GAAP requires the Plan administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments including a stable value fund, common stock, and mutual funds. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the financial statements.

Notes Receivable from Participants — Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the participant loan is deemed to be a distribution, under applicable IRS guidelines, a benefit payment is recorded and reported for tax purposes.

Valuation of Investments — Investments in mutual funds and common stock are stated at fair value based on quoted market prices. Investments in the stable value fund are stated at fair value as determined by the issuer of the stable value fund based on the fair value of the underlying investments. The stable value fund has underlying investments in investment contracts, which are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. The Invesco Stable Value Trust is a stable value fund that is a commingled pool of the Institutional Retirement Trust. The fund invests primarily in investment contracts, such as traditional guaranteed investment contracts and synthetic guaranteed investment contracts (also known as wrap contracts). Participants may ordinarily withdraw or transfer all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The statements of net assets available for benefits as of December 31, 2014 and 2013 presents the stable value fund holding these investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions made to the fund plus earnings less participant withdrawals. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Transactions	— Purchases and sales of investments are recorded on their trade dates.

Income Recognition	— Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits	— Benefits are recorded when paid.

3. INVESTMENTS

The following investments represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013:

	2014				2013
	Shares/Units		Fair Value		Shares/Units	Fair Value

Invesco Stable Value Fund	5,720,129		$5,822,406		4,931,340	$4,992,643

William Blair Small Capital Value Fund	—	(1)	—	(1)	96,188	1,731,377

Dodge & Cox Stock Fund	19,794		3,581,601		18,035	3,045,556

T. Rowe Price Retirement Funds:
Retirement 2020	160,854		3,331,281		132,250	2,696,581
Retirement 2025	248,416		3,902,620		187,123	2,877,950
Retirement 2030	128,111		2,949,111		103,659	2,342,698
Retirement 2035	136,031		2,266,273		106,374	1,731,766

(1) Investment was less than 5 percent.

The following table summarizes the net appreciation in the fair value of investments for the year ended December 31, 2014:

2014

Axiall Corporation common stock fund and Axiall employer stock fund	$(75,431)
Mutual funds	550,550
Net appreciation in fair value of investments	$475,119

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated April 21, 2015 that the Plan and related trust meet the requirements for “qualified plan” status and that the trust meets the requirements for tax-exempt status in accordance with IRC Sections 401(a) and 501(a).

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013, the year that the Plan was established.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2014 and 2013, the Plan held 29,005 and 20,780 shares, respectively, of investments in the Company’s Employer Stock Fund. At December 31, 2014 and 2013, the cost basis of this investment was $1,248,744 and $896,776, respectively. Axiall Corporation declared dividends of $0.64 per common share for the year ended December 31, 2014.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs to valuation techniques used to measure fair value. These levels, in order of highest to lowest priority are described below:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.
Level 2 —	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3 —	Prices that are unobservable for the asset or liability and are developed based on the best information available under the circumstances, which might include the Company’s own data.

The Plan classifies its investments based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value as of December 31, 2014 and 2013:

	Fair Value Measurements
	as of December 31, 2014 Using:
Asset Classes	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common Stock	$1,231,851	$—	$—	$1,231,851
Stable Value Fund (1)	—	5,822,406	—	5,822,406
Mutual Funds:
U.S. Securities Funds	7,895,031	—	—	7,895,031
Small Capital Funds	3,218,745	—	—	3,218,745
International Fund	1,664,086	—	—	1,664,086
Index Funds	1,828,297	—	—	1,828,297
Target Retirement Date Funds	17,146,642	—	—	17,146,642
Money Market Fund	4,861			4,861
	$32,989,513	$5,822,406	$—	$38,811,919

	Fair Value Measurements
	as of December 31, 2013 Using:
Asset Classes	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common Stock	$985,790	$—	$—	$985,790
Stable Value Fund (1)	—	4,992,643	—	4,992,643
Mutual Funds:
U.S. Securities Funds	6,543,488	—	—	6,543,488
Small Capital Funds	3,016,111	—	—	3,016,111
International Funds	1,531,994	—	—	1,531,994
Index Fund	1,348,030	—	—	1,348,030
Target Retirement Date Funds	12,849,386	—	—	12,849,386
	$26,274,799	$4,992,643	$—	$31,267,442

(1) The Stable Value Fund is a collective trust fund that seeks to preserve principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers. There are no restrictions on participant redemptions.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013.

	2014	2013
Net assets available for benefits per the financial statements	$40,983,902	$33,430,501
Current year adjustment from contract value to fair value for fully benefit-responsive stable value trust fund	102,277	61,303
Net assets available for benefits per the Form 5500, inclusive of transfers	$41,086,179	$33,491,804

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to total gain per the Form 5500 for the period ended December 31, 2014.

2014
Net increase in net assets available for benefits per the financial statements	$7,553,401
Prior year adjustment from contract value to fair value for fully benefit-responsive stable value fund	(61,303)
Current year adjustment from contract value to fair value for fully benefit-responsive stable value trust fund	102,277
Net gain per the Form 5500	$7,594,375

8. SUBSEQUENT EVENTS

The Company has evaluated the financial statements for subsequent events through the date of filing of this Form 11-K, which is the date the financial statements were issued.

Effective August 1, 2015, employees designated as utility crew in the Lake Charles plant will become eligible to participate in the Employer Discretionary Contributions feature of the Plan.  Effective January 1, 2016, the Company will increase its discretionary contribution for employees in the Lake Charles plant from a range of between 2 percent to 5 percent of eligible compensation to a range of between 3 percent and 7 percent of eligible compensation.  Eligible compensation consists of base compensation for payroll periods beginning after January 1, 2016.  The applicable percentage is based on the eligibility criteria as defined in the Plan.

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public Accounting Firm)

AXIALL CORPORATION
EAGLE US 2 LLC EMPLOYEE SAVINGS PLAN FOR CERTAIN COLLECTIVE BARGAINING EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

PLAN SPONSOR EIN: 46-1269681, PLAN NUMBER—004

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

	(b)	(c)	(d)		(e)
(a)	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value
		Collective trust:
	Invesco National Trust Company	Collective trust — Invesco Stable Value Fund, 5,720,129 units		**	$5,822,406
		Mutual funds:
	American Funds	American Funds Europacific Growth Fund, 35,338 shares		**	1,664,086
	Dodge & Cox Fund	Dodge & Cox Stock Fund, 19,794 shares		**	3,581,601
	The Vanguard Group	Vanguard Institutional Index Fund — Institutional Shares, 9,690 shares		**	1,828,297
		Vanguard Wellington Fund — Admiral Shares, 28,986 shares		**	1,959,768
	Harbor Fund	Harbor Capital Appreciation Fund-Institutional Class, 24,816 shares		**	1,452,207
	William Blair Fund	William Blair Small Capital Value Fund, 101,930 shares		**	1,852,062
	Conestoga Fund	Conestoga Small Capital Growth Fund, 40,518 shares		**	1,366,683
	Wells Fargo Fund	Wells Fargo Advantage Core Bond Fund, 70,592 shares		**	901,455
	T. Rowe Price Retirement Funds	T. Rowe Price Retirement Income, 22,726 shares		**	337,260
		T. Rowe Price Retirement 2005, 508 shares		**	6,603
		T. Rowe Price Retirement 2010, 753 shares		**	13,356
		T. Rowe Price Retirement 2015, 25,365 shares		**	367,034
		T. Rowe Price Retirement 2020, 160,854 shares		**	3,331,281
		T. Rowe Price Retirement 2025, 248,416 shares		**	3,902,620
		T. Rowe Price Retirement 2030, 128,111 shares		**	2,949,111
		T. Rowe Price Retirement 2035, 136,031 shares		**	2,266,273
		T. Rowe Price Retirement 2040, 68,731 shares		**	1,644,047
		T. Rowe Price Retirement 2045, 48,866 shares		**	781,861
		T. Rowe Price Retirement 2050, 55,091 shares		**	738,767
		T. Rowe Price Retirement 2055, 60,738 shares		**	808,429
*	Various Plan Participants	Participant loans (with interest rates ranging from 4.25% to 9.25% and maturities through 12/01/34)	—		2,165,352
		Money Market:
		Boulder Growth and Income Fund			4,861
*	Axiall Corporation	Common stock:
		Axiall Corporation Employer Stock Fund, 29,005 shares		**	1,231,851
		Total			$40,977,271

  *  Represents a party-in-interest.

**  Cost information is excluded, as investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eagle US 2 LLC Employee Savings Plan for Certain Collective Bargaining Employees

(Name of Plan)

Employee Benefits Administrative Committee of Eagle US 2 LLC

(Plan Administrator)

Date: June 15, 2015	/s/ RACHEL ROBINSON
By: Rachel Robinson, Committee Chair

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit Number
23	Consent of Independent Registered Public Accounting Firm